Anthony W. Basch (804) 771.5725 awbasch@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

March 12, 2010

By EDGAR and U.S. Mail

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited Pre-Effective Amendment No. 6 to Registration Statement on Form S-1 File No: 333-163041

Dear Mr. Morris:

On behalf of Dehaier Medical Systems Limited (“Dehaier”) and in response to the comments set forth in your letter dated March 9, 2010, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 6 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by Dehaier. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	We note your response to prior comment 1. The website has been revised to state that you closed a Series A financing round with Milestone Capital Management in 2003. The registration statement does not identify Milestone Capital Management as a participant in the Series A round and does not appear to identify Milestone Capital Management or affiliates of Milestone Capital Management as beneficial owners. Please explain and, as applicable, revise the registration statement.

De-haier Investment Holdings, Ltd is wholly owned by Milestone Capital Management Limited. At the time of the Series A financing, Milestone Capital Management Limited set up De-haier Investment Holdings Ltd as an investment vehicle to invest in the Series A financing. Dehaier has revised the registration statement throughout to clarify that De-haier Investment Holdings Ltd is wholly owned by Milestone Capital Management Limited. Dehaier has also revised its website accordingly.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Daniel Morris, Esq.

Securities and Exchange Commission

March 12, 2010

Dehaier has also revised its disclosure at page 84 to disclose that Yunli Lou and Liping Qiu, who share power to direct the voting and disposition of the shares held by De-haier Investment Holdings Ltd, currently serve on the board of directors of BDL as representatives of Dehaier Investment Holdings Ltd and Milestone Capital Management Limited.

2.	We are unable to reconcile your response to prior comment 3 with your disclosure in the registration statement as it appears that you are using inconsistent terminology. Revise for consistency and clarity.

Dehaier inadvertently stated that its “estimated” 2010 net income is $3,600,000. Dehaier clarifies that its valuation is based on “targeted” 2010 net income of $3,600,000.

Prior Related Party Transactions, page 82

3.	We note your response to prior comment 8 and reissue in part. Note that your disclosure should describe the material terms of each related party transaction. For example, you should:
•	disclose the addresses of the two properties mentioned in the first and second paragraphs of this section;

Dehaier has revised the disclosure to clarify that it rents its principal executive office located at 1223 Epoch Center, 31 Zi Zhu Yuan Road, Haidian District, Beijing, 100089, from its chief executive officer and his spouse. Dehaier has also revised the disclosure to clarify that BTL rents the product center property located at 45 Yong An Road, Science Park, Chanping District, Beijing, 102200, to Dehaier.

•	disclose, if true, that you did not enter into any written agreements related to the restructuring or conversion or, alternatively, please file these related party agreements;

Dehaier has revised the disclosure to clarify that it did not enter into any written agreements related to the restructuring or conversion.

•	disclose the amount, interest rate and term of the loan (referenced in the first sentence of the fourth paragraph) secured by BTL’s property; and

Daniel Morris, Esq.

Securities and Exchange Commission

March 12, 2010

Dehaier has revised the disclosure to clarify that the loan for which BTL has pledged its property as collateral has a principal amount of RMB 10,000,000, carries an interest rate equal to the benchmark interest rate of the People’s Bank plus 5%, and a maturity date of May 20, 2010.

•

revise the fourth sentence of the fourth paragraph to disclose that BDL and BTL have entered into the Loss Absorption Agreement and to disclose the material terms of such agreement, including that BDL will guarantee all contracts of BTL, the duration of the agreement and the requirement that BDL provide prior written consent for transactions entered into by BTL.

Dehaier has revised the fourth sentence of the fourth paragraph to disclose that BDL and BTL have entered into the Loss Absorption Agreement. Dehaier has also revised the disclosure to include the material terms of the Loss Absorption Agreement, including that BDL will guarantee the performance of all contracts, agreements or transactions in connection with BTL’s operations, the duration of the agreement is for 25 years, and the requirement that BDL provide prior written consent for transactions entered into by BTL that would materially affect its assets, obligations, rights or operations.

4.	We note the revised disclosure in the final two sentences of the fourth paragraph of this section. It appears that BTL relies on loans from BDL to finance its operations, therefore it is unclear how BTL will continue to make payments on BDL’s bank loans should BDL default. Please clarify.

Dehaier has revised the disclosure to clarify that Mr. Chen has personally guaranteed BDL’s loan from ICBC and BTL has indemnified Mr. Chen, should BDL default on its loan from ICBC and Mr. Chen be forced to make payment. Thus, BTL will ultimately be legally obligated to make payment on the loan if BDL cannot do so. Because BTL relies on funds from BDL to operate, it may not have the actual capacity to do so. However, BTL’s performance is secured by the property it has pledged as collateral. In the event BTL does not have the ability to make payment, BTL will attempt to renegotiate the loan with ICBC rather than lose its property. If BTL is unsuccessful at renegotiating the loan, ICBC will have the option of seeking ultimate recourse from the property that BTL has pledged as collateral for the loan. Additionally, no shareholders of BTL have agreed to contribute funds to BTL in the event it has insufficient funds to repay BDL’s bank loan.

Dehaier has also added the following risk factor detailing the risk that BTL may not be able to fulfill its obligations to repay BDL’s loan:

BTL may be unable to perform its contractual obligations to repay BDL’s bank loan in the event BDL defaults on the loan or to indemnify our chief executive officer if he is required to perform under his personal guarantee of the bank loan.

BTL has pledged its property at 45 Yong An Road, Science Park, Changping District, Beijing, 102200, as collateral for BDL’s loan contract executed on May 5, 2009 with ICBC in Beijing. In addition, our chief executive officer, Mr. Chen, has personally guaranteed BDL’s ICBC bank loan. BTL, in turn, has agreed to indemnify Mr. Chen and guarantee his performance should he ever be called on to perform under BDL’s bank loan. BTL and Mr. Chen entered into this agreement in order to effect the parties’ intentions that BTL, rather than Mr. Chen, would be the party responsible for guaranteeing BDL’s performance under the bank

Daniel Morris, Esq.

Securities and Exchange Commission

March 12, 2010

loan. If BDL is unable to perform the obligations of its bank loan, BTL would be contractually obligated to pay ICBC or Mr. Chen, if Mr. Chen has already paid the bank under his personal guarantee; however, because BTL relies on funds from BDL to operate, it would likely have to sell the property interest it has pledged as collateral for BDL’s bank loan in order to have sufficient funds to perform under these contractual obligations. If BTL were unable to sell the property interest for the full amount outstanding on the loan, BTL would be unable to repay the loan. Additionally, to the extent Mr. Chen is forced to make any out of pocket payments to ICBC in accordance with his guarantee of BDL’s loan, BTL may not have sufficient funds to indemnify him as it has agreed to do, if BTL cannot sell the property interest for a sufficient amount. See “Related Party Transactions.”

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Basis of Consolidation, page F-7

5.	Please revise to state, similar to your response to prior comment 11, that subsequent to the conversion of the preferred shares on October 31, 2009, you re-analyzed whether BDL continued to be the primary beneficiary of BTL and determined that under ASB ASC 810, BDL is still considered the primary beneficiary of BTL. Please also similarly revise the disclosure on page 45 within critical accounting policies.

Dehaier has revised the referenced disclosure at pages F-7 and 45 accordingly. Dehaier has added the following paragraph at page 45:

On October 31, 2009, BDL reconsidered whether it is the primary beneficiary of BTL when Dehaier’s preferred stock was converted into common shares. While such conversion dilutes Mr. Chen’s interest in BDL such that BDL and BTL are not under common control after October 30, 2009, BDL still has the obligation to absorb the expected losses of BTL. BTL is still a variable interest entity because all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties. BDL is BTL’s only customer referral source. On March 3, 2010, BDL entered into a Loss Absorption Agreement memorializing the understanding that BDL would continue to loan money to BTL as needed to fund its working capital such that BDL would absorb BTL’s losses.

Dehaier has added the following paragraphs at page F-7:

Mr. Ping Chen currently holds both the positions of Chief Executive Officer and Chairman of the Board, however, these two positions have not been consolidated into one position, Mr. Chen simply holds both positions at this time. As such, we do not have a lead independent director. We believe this leadership structure is appropriate because we are a smaller reporting company in the process of listing on a public exchange, as such we deem it appropriate to be able to benefit from the guidance of Mr. Chen as both our principal executive officer and Chairman of the Board.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have both our Chief Executive Officer and Chief Financial Officer serve on the Board as they play key roles in the risk oversight or the Company.

Exhibit 5.2

6.	We note your response to prior comment 14. Refer to the second-to-last paragraph of the opinion. Please tell us why registration in the register of members (shareholders) is necessary to your opinion or remove this language.

Dehaier has removed the referenced language.

Daniel Morris, Esq.

Securities and Exchange Commission

March 12, 2010

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Sixth Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Anthony W. Basch

Anthony W. Basch

cc:	Mr. Ping Chen Mr. L. McCarthy Downs III Bradley A. Haneberg, Esq.

Enclosures:

Three (3) redlined copies of Sixth Pre-Effective Amendment to

Fifth Pre-Effective Amendment of Registration Statement on Form S-1

(under separate cover)